                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2009

                         Commission file number: 0-30394

                                  METALINK LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 File Nos.
333-152119, 333-145431, 333-104147 and 333-13806 and on Form S-8, File Nos.
333-121901, 333-12064, 333-88172, 333-112755 and 333-149657.

The following are included in this Report on Form 6-K:

1.   Press release dated September 30, 2009; Metalink Receives Deficiency Letter
     From NASDAQ Regarding Stockholders' Equity.

2.   Interim Unaudited Consolidated Financial Statements of Metalink Ltd. as of
     June 30, 2009 and Management's Discussion and Analysis of Financial
     Condition and Results of Operations for the six months ended June 30, 2009.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         METALINK LTD.

Date: September 30, 2009                                 By: /s/ Yuval Ruhama
                                                         -----------------------
                                                         Yuval Ruhama
                                                         Chief Financial Officer

Yuval Ruhama
CFO
Metalink Ltd.
Tel: 972-9-9605555
Fax: 972-9-9605544
Yuvalr@MTLK.com

METALINK RECEIVES DEFICIENCY LETTER FROM NASDAQ REGARDING STOCKHOLDERS' EQUITY

YAKUM, ISRAEL, September 30, 2009 - Metalink Ltd. (NASDAQ: MTLK), today announced that on September 29, 2009, it received a letter from The NASDAQ Stock
Market notifying the Company that, based on its Form 6-K for the period ended
June 30, 2009, the Company's stockholders' equity does not comply with the minimum $2.5 million stockholders' equity requirement for continued listing on
The NASDAQ Capital Market as required by NASDAQ Marketplace Rule 5550(b)(1) nor meet alternative criteria for continued listing on the Capital Market.

In accordance with the NASDAQ Marketplace Rules, the Company has the opportunity to submit to NASDAQ, by October 14, 2009, a specific plan and timeline to achieve and sustain compliance. The Company intends to timely submit such a plan to NASDAQ. Under NASDAQ Marketplace Rules, if the plan is accepted, the Company will then be given up to 105 calendar days from the date of the September 29,
2009 letter to regain compliance.

If NASDAQ determines that the Company's plan is not sufficient, the Company's shares would be subject to delisting from The NASDAQ Capital Market. At such time, the Company would have the right to appeal the determination to a NASDAQ
Listing Qualifications Panel, which appeal would stay the delisting pending a final determination by the panel.

There can be no assurance that the Company will be able to regain compliance with the criteria for continued listing on the NASDAQ Capital Market.

ABOUT METALINK

Metalink Ltd. (NASDAQ: MTLK) is a fabless semiconductor Company engaged in the research, development and sale of high-throughput wireless local area network
(WLAN) chipsets, and in the sale of high performance broadband access chip sets or digital subscriber line (DSL) used by telecommunications and networking equipment manufacturers.

Metalink's WLAN and DSL technologies are designed to enable true broadband connectivity in every home, and its products change the broadband experience by facilitating the convergence of telecommunication, networking and entertainment.

Metalink's WLANPLUS(TM) is a high-throughput, 802.11n-draft-compliant wireless
LAN technology optimized for the networked home entertainment environment.
Featuring advanced MIMO technology and full support of QoS, and operating in both 2.4GHz and 5GHz bands, WLANPLUS enables multi-room networking of multiple high-definition video streams.

Further information is available at http://www.MTLK.com

                                   ----------

                              SAFE HARBOR STATEMENT

This press release contains "forward looking statements" within the meaning of the United States securities laws. Words such as "aim," "expect," "estimate,"
"project," "forecast," "anticipate," "intend," "plan," "may," "will," "could,"
"should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. For example, when we discuss our plan to continue listing on NASDAQ, we are using a forward looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to:
in light of our cash status, our inability to raise additional funds or enter into other strategic transactions on a timely basis may lead us to insolvency;
our inability to regain compliance with NASDAQ'S requirements for continued
listing; any unforeseen developmental or technological difficulties with regard to our products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; and the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the SEC, including Metalink's Annual Report in Form
F-20. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.

                                  METALINK LTD.

                   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2009

                                  METALINK LTD.

                   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2009

              INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                                                                  PAGE
                                                                                  ----

Consolidated Balance Sheets as of June 30, 2009 and December 31, 2008              F-2

Consolidated Statements of Operations
   for the periods ended June 30, 2009, and 2008                                   F-3

Statements of Shareholders' Equity and Comprehensive Loss
   for the period ended June 30, 2009, and the year ended December 31, 2008        F-4

Consolidated Statements of Cash Flows
   for the six-month periods ended June 30, 2009, and 2008                      F-5 - F-6

Notes to Consolidated Financial Statements                                      F-7 - F-14

                                  METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                                             JUNE 30,      DECEMBER 31,
                                                                           ----------      ----------
                                                                              2009            2008
                                                                           ----------      ----------
                                                                          (UNAUDITED)
                                                                           ----------
                                                                        (IN THOUSANDS EXCEPT SHARE DATA)
                                                                           ---------------------------

ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                $    6,594      $    5,166
  Short-term investments                                                            -             677
  Trade accounts receivable                                                       858           2,515
  Other receivables                                                             1,300           1,529
  Prepaid expenses                                                                270             209
  Deferred charges                                                                132             242
  Inventories                                                                   1,724           2,508
                                                                           ----------      ----------
       Total current assets                                                    10,878          12,846
                                                                           ----------      ----------

SEVERANCE PAY FUND                                                              1,259           1,195
                                                                           ----------      ----------

PROPERTY AND EQUIPMENT, NET                                                     2,739           3,338
                                                                           ==========      ==========

        Total assets                                                       $   14,876      $   17,379
                                                                           ==========      ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable                                                   $      609      $      739
  Other payables and accrued expenses                                           4,260           3,257
  Short-term loan                                                               5,268           2,101
  Warrants to issue shares                                                        948             196
                                                                           ----------      ----------
       Total current liabilities                                               11,085           6,293
                                                                           ----------      ----------

ACCRUED SEVERANCE PAY                                                           1,931           2,098
                                                                           ----------      ----------

SHAREHOLDERS' EQUITY
  Ordinary shares of NIS 0.1 par value (Authorized - 50,000,000 shares, issued and outstanding 25,402,232 and 24,752,232 shares as
    of June 30, 2009 and December 31, 2008, respectively)                         728             711
  Additional paid-in capital                                                  157,099         156,500
  Accumulated other comprehensive loss                                              -            (124)
  Accumulated deficit                                                        (146,082)       (138,214)
                                                                           ----------      ----------
                                                                               11,745          18,873
                                                                           ----------      ----------

  Treasury stock, at cost; 898,500 as of
     June 30, 2009 and December 31, 2008                                       (9,885)         (9,885)
                                                                           ----------      ----------

       Total shareholders' equity                                               1,860           8,988
                                                                           ==========      ==========

       Total liabilities and shareholders' equity                          $   14,876      $   17,379
                                                                           ==========      ==========

                                     F - 2

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                  THREE MONTHS ENDED                  SIX MONTHS ENDED
                                                       JUNE 30,                            JUNE 30,
                                            ------------------------------      ------------------------------
                                              2 0 0 9           2 0 0 8           2 0 0 9            2 0 0 8
                                            ------------      ------------      ------------      ------------
                                                      (UNAUDITED)                        (UNAUDITED)
                                            ------------------------------      ------------------------------
                                                     (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Revenues                                    $      1,883      $      2,673      $      3,716      $      3,333
Cost of revenues:
Costs and expenses                                   937               900             1,765             1,404
Royalties to the Government of Israel                 59                82               115               105
                                            ------------      ------------      ------------      ------------
Total cost of revenues                               996               982             1,880             1,509
                                            ============      ============      ============      ============

GROSS PROFIT                                         887             1,691             1,836             1,824
                                            ------------      ------------      ------------      ------------

Operating expenses:
Gross research and development                     2,843             6,563             5,785            15,055
Less - Royalty bearing and other grants              519               138               871               936
                                            ------------      ------------      ------------      ------------
Research and development, net                      2,324             6,425             4,914            14,119
                                            ------------      ------------      ------------      ------------

Selling and marketing                                441             1,353               798             3,110
General and administrative                           967               735             1,479             1,443
                                            ------------      ------------      ------------      ------------
Total operating expenses                           3,732             8,513             7,191            18,672
                                            ============      ============      ============      ============

OPERATING LOSS                                    (2,845)           (6,822)           (5,355)          (16,848)

Financial income (expenses), net                  (1,555)              177            (2,513)              418
                                            ------------      ------------      ------------      ------------

NET LOSS                                    $     (4,400)     $     (6,645)     $     (7,868)     $    (16,430)
                                            ============      ============      ============      ============

Loss per ordinary share:
Basic                                       $      (0.18)     $      (0.28)     $      (0.33)     $      (0.70)
                                            ============      ============      ============      ============

Diluted                                     $      (0.18)     $      (0.28)     $      (0.33)     $      (0.70)
                                            ============      ============      ============      ============

Shares used in computing loss per
ordinary share:
Basic                                         24,185,954        23,490,643        24,019,843        23,498,760
                                            ============      ============      ============      ============

Diluted                                       24,185,954        23,490,643        24,019,843        23,498,760
                                            ============      ============      ============      ============

                                     F - 3

                                  METALINK LTD.

            STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE LOSS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                                          ACCUMULATED
                                                    NUMBER OF      NUMBER OF                  ADDITIONAL      TREASURY        OTHER                        TOTAL
                                                   OUTSTANDING     TREASURY       SHARE        PAID-IN         STOCK      COMPREHENSIVE  ACCUMULATED   COMPREHENSIVE
                                                      SHARES        SHARES       CAPITAL       CAPITAL       (AT COST)     INCOME (LOSS)   DEFICIT      INCOME (LOSS)     TOTAL
                                                    ----------    ----------    ----------    ----------     ----------     ----------    ----------     ----------     ----------

 BALANCE AT DECEMBER 31, 2007                       24,377,232       898,500    $      701    $  154,703     $   (9,885)    $       48    $ (117,236)                   $   28,331

Changes during 2008:
 Exercise of employee options & issuance
  of Restricted  Stock Units (RSU's)                   275,000             -             8             2              -              -             -              -             10
 Employee stock-based
  compensation                                               -             -             -         1,781              -              -             -              -          1,781
Exercise of  warrants                                  100,000             -             2            16              -              -             -              -             18
Expenses related to issuance of shares                       -             -             -            (2)             -              -             -              -             (2)
Other comprehensive income:
   Unrealized loss on marketable securities                  -             -             -             -              -           (129)            -           (129)          (129)
   Reclassification of fair value of derivatives
    Used in cash flow hedge                                  -             -             -             -              -            (43)            -            (43)           (43)
Loss for the year                                            -             -             -             -              -              -       (20,978)       (20,978)       (20,978)
                                                    ----------    ----------    ----------    ----------     ----------     ----------    ----------     ----------     ----------
Total comprehensive loss                                                                                                                                 $  (21,150)
                                                                                                                                                         ==========
 BALANCE AT DECEMBER 31, 2008                       24,752,232       898,500    $      711    $  156,500     $   (9,885)    $     (124)   $ (138,214)                   $    8,988
                                                    ==========    ==========    ==========    ==========     ==========     ==========    ==========                    ==========

 Changes during 2009:
 Exercise of employee options & issuance
  of Restricted  Stock Units (RSU's)                    50,000             -             1             -              -              -             -              -              1
 Employee stock-based
  compensation                                               -             -             -           319              -              -             -              -            319
Exercise of warrants                                   600,000             -            16           280              -              -             -              -            296
Other comprehensive income:
   Unrealized gain on marketable securities                  -             -             -             -              -            124             -            124            124
 Loss for the period                                         -             -             -             -              -              -        (7,868)        (7,868)        (7,868)
                                                    ----------    ----------    ----------    ----------     ----------     ----------    ----------     ----------     ----------
 Total comprehensive loss                                                                                                                                $   (7,744)
                                                                                                                                                         ==========
 BALANCE AT JUNE 30, 2009                           25,402,232       898,500    $      728    $  157,099     $   (9,885)    $        -    $ (146,082)                   $    1,860
                                                    ==========    ==========    ==========    ==========     ==========     ==========    ==========                    ==========

                                     F - 4

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                              SIX-MONTH
                                                                                PERIOD
                                                                             ENDED JUNE 30
                                                                       --------------------------
                                                                          2009            2008
                                                                       ----------      ----------
                                                                              (UNAUDITED)
                                                                       --------------------------
                                                                             (IN THOUSANDS)
                                                                       --------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                                   (7,868)        (16,430)
Adjustments to reconcile net loss to net cash
  used in operating activities (Appendix)                                   6,373             126
                                                                       ----------      ----------
NET CASH USED IN OPERATING ACTIVITIES                                      (1,495)        (16,304)
                                                                       ----------      ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from maturity and sales of marketable debt securities and
  certificates of deposits                                                    800          12,591
Proceeds from disposal of property and equipment                               49               -
Purchase of property and equipment                                            (15)           (779)
                                                                       ----------      ----------
NET CASH PROVIDED BY INVESTING ACTIVITIES                                     834          11,812
                                                                       ----------      ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares and exercise of options, net                   8               -
Proceeds from issuance of warrants to issue shares                            123               -
Loan received, net of issuance costs                                        1,958               -
                                                                       ----------      ----------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                   2,089               -
                                                                       ==========      ==========

Increase (decrease) in cash and cash equivalents                            1,428          (4,492)
Cash and cash equivalents at beginning of year                              5,166           7,291
                                                                       ----------      ----------
Cash and cash equivalents at end of the period                              6,594           2,799
                                                                       ==========      ==========

                                     F - 5

                                  METALINK LTD.

                APPENDIX TO CONSOLIDATED STATEMENTS OF CASH FLOWS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                     SIX-MONTH
                                                                       PERIOD
                                                                    ENDED JUNE 30
                                                             --------------------------
                                                                2009            2008
                                                             ----------      ----------
                                                                     (UNAUDITED)
                                                             --------------------------
                                                                   (IN THOUSANDS)
                                                             --------------------------

ADJUSTMENTS TO RECONCILE NET LOSS TO NET
  CASH USED IN OPERATING ACTIVITIES:

  Depreciation and amortization                              $      566      $      718
  Amortization of marketable debt securities and deposit
       premium and accretion of discount                             (1)            (35)
  Amortization of deferred charges and loan discount              1,306               -
  Increase in warrants to issue shares                              918               -
  Decrease in accrued severance pay, net                           (231)           (114)
  Employee stock-based compensation                                 319             924
  Capital gain                                                       (1)            (19)

CHANGES IN ASSETS AND LIABILITIES:

Decrease (increase) in assets:
  Trade accounts receivable                                       1,657            (584)
  Other receivables and prepaid expenses                            170           1,322
  Inventories                                                       784            (846)
Increase (decrease) in liabilities:
  Trade accounts payable                                           (130)           (475)
  Other payables and accrued expenses                             1,016            (765)
                                                             ----------      ----------
                                                             $    6,373      $      126
                                                             ==========      ==========

                                     F - 6

                                  METALINK LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 1 - GENERAL

     Metalink Ltd. (the "Company"), an Israeli fabless semiconductor Company, is engaged in the research, development and sale of high-throughput wireless local area network chipsets, and in the sale of high performance broadband access chip sets used by telecommunications and networking equipment manufacturers. The Company's broadband silicon solutions enable very high speed streaming video, voice and data transmission and delivery throughout worldwide communication networks. The Company operates in one business segment. The Company generates revenues from the sale of its products mainly in Asia, Europe and North America.

     GOING CONCERN-

     The accompanying financial statements have been prepared on a basis which assumes that the Company will continue as a going concern and which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has incurred losses of $146,082 from operations since its inception. These circumstances raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to these matters include continued
     development and marketing of its products as well as seeking additional financing arrangements. Although, management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient revenues from its products or financing on terms acceptable to the Company. If the Company cannot raise sufficient funds or consummate another strategic transaction on acceptable terms, the Company may be unable to meet its business objectives and is likely to face liquidity problems, which may force it to scale down or even cease its operations.

     The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 - UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     FINANCIAL STATEMENT PREPARATION

     The accompanying unaudited condensed consolidated financial statements of
     Metalink Ltd. and its subsidiaries (collectively referred to in this report as the "Company"), of which these notes are a part, have been prepared in accordance with generally accepted accounting principles in the United
     States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of our management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation of the financial information as of and for the periods presented have been included.

     The results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period. The unaudited condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2008 included in our Annual Report on
     Form 20-F.

                                     F - 7

                                  METALINK LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

     A.   The significant accounting policies followed in the preparation of these interim financial statements are identical to those applied in the preparation of the latest annual financial statements.

     B.   Use of estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     C.   Recently Issued Accounting Pronouncements

          On May 28, 2009, the FASB issued Statement 165, which provides guidance on management's assessment of subsequent events.
          Historically, management had relied on U.S. auditing literature for guidance on assessing and disclosing subsequent events. Statement 165 represents the inclusion of guidance on subsequent events in the accounting literature and is directed specifically to management, since management is responsible for preparing an entity's financial statements. Statement 165 is not expected to significantly change practice because its guidance is similar to that in AU Section 560, with some important modifications. The new standard clarifies that management must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date "through the date that the financial statements are issued or are available to be issued." Management must perform its assessment for both interim and annual financial reporting periods. SFAS No. 165 is effective for the interim or annual financial periods ending after June 15, 2009. The adoption of SFAS No. 165 did not have a material impact on the Company consolidated financial statements.

          On June 29, 2009 the FASB issued Statement 168. The FASB notes that
          "the FASB Accounting Standards Codification(TM) (Codification) will become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Once the Codification is in effect, all of its content will carry the same level of authority, effectively superseding Statement 162. In other words, the GAAP hierarchy will be modified to include only two levels of GAAP:
          authoritative and nonauthoritative". SFAS No. 168 will be effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company does not expect that the adoption of SFAS No. 168 to have a material impact on its consolidated financial statements.

          On June 12, 2009, the FASB issued Statement 166 "Accounting for
          Transfers of Financial Assets" ("SFAS No. 166"). SFAS No. 166 is a
          revision to Statement No. 140, "Accounting for Transfers and Servicing
          of Financial Assets and Extinguishments of Liabilities", and will require more information about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a "qualifying special-purpose entity," changes the requirements for derecognizing financial assets, and requires additional disclosures. SFAS No. 166 enhances information reported to users of financial statements by providing greater transparency about transfers of financial assets and a company's continuing involvement in transferred financial assets. SFAS No. 166 will be effective at the start of a company's first fiscal year beginning after November 15, 2009. The Company does not expect that the adoption of SFAS No. 166 to have a material impact on its consolidated financial statements.

                                     F - 8

                                  METALINK LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     C.   Recently Issued Accounting Pronouncements (Cont.)

          On April 2009 the FASB issued FASB staff position 107-1 and APB 28-1,
          "Interim Disclosures about Fair Value of Financial Instruments". This
          FSP applies to all financial instruments within the scope of Statement
          107 held by publicly traded companies, as defined by Opinion 28 and are effective for interim reporting periods ending after June 15,
          2009, with early adoption permitted for periods ending after March 15,
          2009. FSP FAS 107-1 and APB 28-1 relates to fair value disclosures for any financial instruments that are not currently reflected on the balance sheet of companies at fair value. Prior to issuing this FSP, fair values for these assets and liabilities were only disclosed once a year. The FSP now requires these disclosures on a quarterly basis, providing qualitative and quantitative information about fair value estimates for all those financial instruments not measured on the balance sheet at fair value. The adoption of FSP FAS 107-1 and APB
          28-1 did not have a material impact on the Company consolidated financial statements.

          On April 2009 the FASB issued FASB staff position 115-2 and 124-2,
          "Recognition and Presentation of Other-Than-Temporary Impairments"
          ("OTTI") for investment in debt securities . This FSP applies to all entities and are effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. Earlier adoption for periods ending before March 15, 2009, is not permitted. Under the FSP, the primary change to the OTTI model for debt securities is the change in focus from an entity's intent and ability to hold a security until recovery.
          Instead, an OTTI is triggered if (1) an entity has the intent to sell the security, (2) it is more likely than not that it will be required to sell the security before recovery, or (3) it does not expect to recover the entire amortized cost basis of the security. In addition, the FSP changes the presentation of an OTTI in the income statement if the only reason for recognition is a credit loss (i.e., the entity does not expect to recover its entire amortized cost basis). That is, if the entity has the intent to sell the security or it is more likely than not that it will be required to sell the security, the entire impairment (amortized cost basis over fair value) will be recognized in earnings. However, if the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security, but the security has suffered a credit loss, the impairment charge will be separated into the credit loss component, which is recorded in earnings, and the remainder of the impairment charge, which is recorded in other comprehensive income
          (OCI). The adoption of FSP FAS 115-2 and FAS 124-2 did not have a material impact on the Company consolidated financial statements.

                                     F - 9

                                  METALINK LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     C.   Recently Issued Accounting Pronouncements (Cont.)

          On April 2009 the FASB issued FASB staff position 157-4, "Determining
          Fair Value When the Volume and Level of Activity for the Asset or
          Liability Have Significantly Decreased and Identifying Transactions
          That Are Not Orderly". This FSP applies to all assets and liabilities within the scope of accounting pronouncements that require or permit fair value measurements, except as discussed in paragraphs 2 and 3 of statement 157. The FSP is Effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied
          prospectively. FSP FAS 157-4 relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what Statement 157 states is the objective of fair value measurement--to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. FSP FAS 157-4 provides guidance on (1) estimating the fair value of an asset or liability (financial and nonfinancial) when the volume and level of activity for the asset or liability have significantly decreased and (2) identifying transactions that are not orderly. The adoption of FSP FAS 157-4 did not have a material impact on the Company consolidated financial statements.

NOTE 4 - CONTINGENCIES

          From time to time the Company is a party to legal proceedings, much of which is ordinary routine litigation incidental to the business, and is regularly required to expend time and resources in connection with such proceedings. Accordingly, the Company, in consultation with its legal advisors, accrued $500 that management believes it is probable the Company will be required to expend in connection with all legal proceedings to which it is a party.

NOTE 5 - STOCK-BASED COMPENSATION

     A.   The Company applies SFAS No. 123(R), "Share-Based Payment" ("SFAS No.
          123(R)"). The Company's net loss for the six-month periods ended June
          30, 2009 and 2008 includes $319 and $924 of compensation expenses related to the Company's share-based compensation awards,
          respectively.

                                     F - 10

                                  METALINK LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 5 - STOCK-BASED COMPENSATION (CONT.)

          For purposes of estimating fair value in accordance with SFAS No.
          123(R) in the six-month periods ended June 30, 2009 and 2008, the
          Company utilized the Black-Scholes-Merton option-pricing model. The following assumptions were utilized in such calculations (all in weighted averages):

                             SIX MONTH PERIOD ENDED JUNE 30,
                              ---------------------------
                                 2009             2008
                              ----------       ----------
                                       UNAUDITED

Risk-free interest rate             2.23%            2.25%
Expected life (in years)            2.97             2.51
Expected volatility                   60%              38%
Expected dividend yield             none             none

          The Company is utilizing the simplified method, prescribed in Staff
          Accounting Bulletin ("SAB") 107 of the U.S. Securities and Exchange
          Commission (SEC) as amended by SAB 110, to determine the expected life used in fair valuation of newly granted awards.

     B.   A summary of the status of the Company's stock option plans including
          Restricted Stock Units (RSU's) for employees and directors as of June
          30, 2009, 2008 and changes during the periods then ended are as follows:

                                                    JUNE 30, 2009                   JUNE 30, 2008
                                             ---------------------------      ---------------------------
                                                               WEIGHTED                         WEIGHTED
                                                               AVERAGE                          AVERAGE
                                                               EXERCISE                         EXERCISE
                                               SHARES           PRICE           SHARES           PRICE
                                             ----------       ----------      ----------       ----------

Options outstanding at
   beginning of year                          2,973,528       $     5.50       4,533,398       $     6.41
Granted during six months period                 28,100             0.23       1,833,082             2.57
Forfeited during six months period             (425,423)            5.33        (873,634)            5.67
Exercised during six months period              (50,000)            0.03         (12,000)            0.17
                                             ----------                       ----------

Outstanding at end of six months period       2,526,205             5.58       5,480,846             5.26
                                             ==========                       ==========

Options exercisable at end
   of six months period                       2,219,972             5.61       2,423,985             6.61
                                             ==========                       ==========

Weighted average fair
   value of options & RSU granted
   during six months period                  $     0.35                       $     0.62
                                             ==========                       ==========

                                     F - 11

                                  METALINK LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 5 - STOCK-BASED COMPENSATION (CONT.)

          The following table summarizes information relating to stock options outstanding as of June 30, 2009:

                         OPTIONS & RSU'S OUTSTANDING           OPTIONS & RSU'S EXERCISABLE
                   ----------------------------------------     -------------------------
                                   WEIGHTED
                     NUMBER         AVERAGE       WEIGHTED        NUMBER       WEIGHTED
                 OUTSTANDING AT    REMAINING       AVERAGE    EXERCISABLE AT    AVERAGE
                    JUNE 30,      CONTRACTUAL     EXERCISE       JUNE 30,       EXERCISE
EXERCISE PRICE        2009       LIFE (IN YEARS)    PRICE          2009          PRICE
 -------------     ----------     ----------     ----------     ----------     ----------

$ 0.00 -  2.66        796,356           4.60           1.71        742,956           1.75
$ 2.76 -  3.28         24,800           2.39           3.05         24,800           3.05
$ 3.39 -  4.00        105,246           1.14           3.91         77,246           3.95
$ 4.04 -  5.00        497,927           1.30           4.66        482,927           4.67
$ 5.04 -  7.00        331,100           1.50           5.90        232,067           5.88
$ 7.01 -  8.95        456,692           1.27           7.47        345,892           7.52
$ 9.00 - 22.06        314,084           1.15          14.51        314,084          14.51
                   ----------                                   ----------
                    2,526,205           2.35           5.58      2,219,972           5.61
                   ==========                                   ==========

     C.   Options issued to consultants

          In April 2000, the Company adopted the "Share Option Plan - 2000" to provide for the grant of options to members of the advisory board of the Company and independent contractors. The options are exercisable over up to ten years. As of June 30, 2009, 253,000 options have been granted under this plan to certain sales representatives and advisors of the Company at an exercise price of $ 1.83 - $ 22.13 per share. The
          Company accounted for these options under the fair value method of FAS
          No. 123 and EITF 96-18. The fair value was determined using the
          Black-Scholes pricing model with the following assumptions: risk-free interest rate of 1.95%-6.50%; volatility rate of 37%- 109%; dividend yields of 0% and an expected life of one to ten years.

                                     F - 12

                                  METALINK LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 6 - SUBSEQUENT EVENTS

     On September 8, 2008 the Company has entered into a short term secured loan agreement with an institutional investor.

     According to the loan agreement, the lender agreed to extend to the company a loan of $3.5 million at the first stage ("First Loan"), which the Company received in September 2008, and agreed to extend at the request of the
     Company, an additional loan of up to $4.5 million ("Second Loan").

     The key terms of the loan agreement are as follows:

          o    The outstanding principal amount (including of the Second Loan)
               is due and payable in one payment 12 months after the first closing;

          o    The outstanding principal amount will accrue interest at an annual rate of 10% payable, in cash or ordinary shares, at the
               Company's election, on a quarterly basis;

          o    The loan may be prepaid by the Company at any time and is subject to a mandatory prepayment upon a change of control; and

          o    The loan is secured by a first priority fixed charge on all of the Company's intellectual property and a first priority floating charge on all of its other assets.

     The transaction documents contain customary representations, warranties and covenants, including various limitations on, among other things, the
     Company's ability to incur additional debt or sell the collateral, without the consent of the lender.

     In addition, in consideration for the First Loan, the Company issued to the lender five-year warrants to purchase up to a total of 2,000,000 ordinary shares at exercise prices per share of $0.01 (for 1,000,000 warrants) and
     $0.50 (for the balance), subject to adjustments. In consideration for the
     Second Loan, if any, the Company undertook to issue to the lender five-year warrants to purchase up to a total of 2,200,000 ordinary shares at exercise prices per share of $0.01 (for 1,870,000 warrants) and $0.50 (for the balance), subject to adjustments.

                                     F - 13

                                  METALINK LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 6 - SUBSEQUENT EVENTS (CONT.)

     On December 31, 2008, the loan agreement was amended, such that, among other things, the Second Loan will be provided in two tranches of $2.25 each. The first tranche was provided in January 2009, such that the company has drawn down a total of $5.75 million under the loan agreement. In addition, in consideration for the first tranche, the company issued to the lender five-year warrants to purchase up to a total of 1,100,000 ordinary shares at exercise prices per share of $0.01 (for 935,000 warrants) and
     $0.50 (for the balance), subject to adjustments.

     Subsequent to the balance sheet date, on September 6, 2009 the Company has entered into an amendment to the loan agreement, whereby the maturity date was extended from September 9, 2009 to March 9, 2010. As part of the amendment, the Company repaid the lender $2 million out of the outstanding
     $5.75 million. The Company also agreed that the repayment amount will be between 105% and 115% of the $3.75 million balance of the loan amount, depending on the timing of the repayment (interest at the annual rate of
     10% will continue to accrue on the original amount outstanding). Pursuant to the amendment, the exercise price of 1,165,000 warrants that were previously issued to the lender was adjusted from $0.50 to $0.03 per share.

                                     F - 14

                                  METALINK LTD.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

Unless indicated otherwise by the context, all references in this report to:

     o    "we", "us", "our", "Metalink", or the "Company" are to Metalink Ltd.
          and its consolidated subsidiaries; and

     o    "dollars" or "$" are to United States dollars.

YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH OUR
INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED
JUNE 30, 2009, AND NOTES THERETO, AND TOGETHER WITH OUR AUDITED CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008 FILED WITH THE
SECURITIES AND EXCHANGE COMMISSION AS PART OF THE COMPANY'S ANNUAL REPORT ON
FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2008. THE FOLLOWING SECTIONS MAY
CONTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR
ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE
FORWARD-LOOKING STATEMENTS.

SIX MONTHS ENDED JUNE 30, 2009 COMPARED WITH SIX MONTHS ENDED JUNE 30, 2008

     REVENUES. Total revenues increased by 11.5% to $3.7 million in the first six months of 2009 from $3.3 million in the first six months of 2008. The increase in our revenues is primarily attributable to the increase in demand for our WLANPLUS chipsets.

     COST OF REVENUES. Our cost of revenues increased by 24.6% to $1.9 million in the first six months of 2009 from $1.5 million in the first six months of
2008. The increase in our cost of revenues is attributed to both the increase in our revenues and to the increase in the portion of our revenues associated with our WLANPLUS chipsets, which have a lower gross margin than our SHDSL and VDSL products. Cost of revenues, as a percentage of revenues, increased in the first six month of 2009 to 50.6% from 45.3% in the first six month of 2008.

     RESEARCH AND DEVELOPMENT, NET. Grants from the Office of the Chief
Scientist, totaling $0.87 million in the first six months of 2009 compared with grants from the Office of the Chief Scientist of $0.94 million in the first six months of 2008, are applied as reductions to gross research and development expenses. Research and development expenses, net, were $4.9 million in the first six months of 2009, or 132% of revenues, compared with $14.1 million in the first six months of 2008, or 424% of revenues.

     GROSS RESEARCH AND DEVELOPMENT. Gross research and development expenses were $5.8 million in the first six months of 2009, a decrease of $9.3 million compared with gross research and development expenses of $15.1 million in the first six months of 2008. Said decrease was achieved mainly due to an operating expenses reduction plan that the company initiated in March 2008. Gross research and development expenses as a percentage of revenues decreased to 156% in the first six months of 2009 from 452% in the first six months of 2008.

     SELLING AND MARKETING. Selling and marketing expenses decreased by 74.3% to
$0.8 million in the first six months of 2009 from $3.1 million in the first six months of 2008. Said decrease was achieved mainly due to an operating expenses reduction plan that the company initiated in March 2008. Selling and marketing expenses, as a percentage of revenues, were 21.5% in the first six months of
2009 compared to 93.3% in the first six months of 2008.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses increased by 2.5% to $1.5 million in the first six months of 2009 from $1.4 million in the first six months of 2008. This increase is primarily attributable to a one-time allowance for legal costs which was offset by a decrease in personnel and related expenses and professional expenses.

     STOCK-BASED COMPENSATION. Stock-based compensation expenses decreased by
65% to $319,000 in the first six months of 2009 from $924,000 in the first six months of 2008. This decrease is primarily attributable to a decrease in stock options grants to employees. Stock-based compensation expenses as a percentage of revenues in the first six months of 2009 were 8.6% compared to 27.8% in the first six months of 2008.

     OPERATING LOSS. Based on the foregoing, we recorded an operating loss of
$5.4 million in the first six month of 2009 compared to an operating loss of
$16.8 million in the first six month of 2008.

     FINANCIAL Expenses, NET. Financial expenses, net were $2.5 million in the first six months of 2009, compared to financial income, net of $0.4 million in the first six months of 2008. Said increase in the financial expenses is primarily attributable to the increase in the fair value of the warrants issued under a short term secured loan agreement with an institutional investor that are carried at fair value accompanied by a smaller amount of financial income earned on our total cash, short term and long term investments balance.

Liquidity and Capital Resources

     As of June 30, 2009, we had cash and cash equivalents of $6.6 million. As of December 31, 2008, we had cash and cash equivalents of $5.2 million and short-term investments of $0.7 million.

     Net cash used in operating activities was $1.5 million for the first six months of 2009, which were primarily attributable to research and development expenditures. Net cash used in operating activities during the first six months of 2008 was $16.3 million.

     Net cash provided by investing activities was $0.8 million for the first six months of 2009 whereas investing activities for the first six months of 2008 provided $11.8 million. In the first six months of 2009, $0.8 million of cash was provided from sales of marketable debt securities held in our treasury and
$49,000 were attributable to the proceeds we received from disposal of property and equipment which was offset by $15,000 that were used for the purchase of property and equipment. We hold treasury securities primarily in instruments denominated in U.S. dollars, with the goals of capital preservation and generation of income, at fixed rates.

     Net cash provided by financing activities was $2.1 million for the first six months of 2009, primarily attributable to the $2.25 million loan we received in January 2009. Net cash provided by financing activities was $0 for the first six months of 2008.

     SHORT TERM LOAN. On September 8, 2008 we entered into a short term secured loan agreement with an institutional investor.

     According to the loan agreement, the lender agreed to extend us a loan of
$3.5 million at the first stage ("First Loan"), which we received in September
2008 and agreed to extend us at our request, an additional loan of up to $4.5 million ("Second Loan").

     Under the loan agreement, the outstanding principal amount will accrue interest at an annual rate of 10% payable, in cash or ordinary shares, at our election, on a quarterly basis.

     In addition, in consideration for the First Loan, we issued to the lender five-year warrants to purchase up to a total of 2,000,000 ordinary shares at exercise prices per share of $0.01 (for 1,000,000 warrants) and $0.50 (for the balance), subject to adjustments. In consideration for the Second Loan, we undertook to issue to the lender five-year warrants to purchase up to a total of
2,200,000 ordinary shares at exercise prices per share of $0.01 (for 1,870,000 warrants) and $0.50 (for the balance), subject to adjustments.

     On December 31, 2008, the loan agreement was amended, such that, among other things, the Second Loan will be provided in two tranches of $2.25 million each. The first tranche was provided in January 2009, such that we have drawn down a total of $5.75 million under the loan agreement. In addition, in consideration for the first tranche, we issued to the lender five-year warrants to purchase up to a total of 1,100,000 ordinary shares at exercise prices per share of $0.01 (for 935,000 warrants) and $0.50 (for the balance), subject to adjustments.

     On September 6, 2009 we entered into an amendment to the loan agreement, whereby the maturity date was extended from September 9, 2009 to March 9, 2010.
As part of the amendment, we repaid to the lender $2 million out of the outstanding $5.75 million. We also agreed that the repayment amount will be between 105% and 115% of the $3.75 million balance of the loan amount, depending on the timing of the repayment (interest at the annual rate of 10% will continue to accrue on the original amount outstanding). Pursuant to the amendment, the exercise price of 1,165,000 warrants that were previously issued to the lender was adjusted from $0.50 to $0.03 per share.

GOING CONCERN

     As of the date of this filing, we anticipate that despite the six months extension of the maturity of part of the short term loan described above, we will not be able to meet our cash requirements before January 2010, without obtaining additional capital from external sources.

     In July 2008, we initiated a process to raise additional financing or pursue other strategic alternatives and in parallel, we started implementing a comprehensive plan to reduce our operating expenses. As of the date of this filing, we are continuing to pursue our strategic alternatives, including a financing or a sale of the company or its business. If we cannot raise sufficient funds or consummate another strategic transaction on acceptable terms before January 2010, we may be unable to continue as going concern, meet our business objectives and are likely to face liquidity problems, which may force us to scale down or even cease our operations.